

July 30, 2010

Donald A. French
Chief Financial Officer
UQM Technologies, Inc.
7501 Miller Drive
Frederick, Colorado 80504

> **Re: UQM Technologies, Inc.**
> **Form 10-K for the year ended March 31, 2010**
> **Filed May 24, 2010**
> **File No. 1-10869**

Dear Mr. French:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2010

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

1. We note that you have not established an allowance for bad debts at March 31, 2010 or 2009. Given the significance of your accounts receivable balance, please revise your MD&A in future filings to disclose the significant terms and conditions of your sales contracts and discuss how these terms may impact your liquidity.

Consolidated Statements of Cash Flows

2. We note that you have presented a net amount for maturities (purchases) of short-term investments. We further note from your disclosure in Note 1(c) to your consolidated

financial statements that short-term investments represent investments with an original maturity of greater than 3 months but less than one year. Please revise future filings to present the gross amounts for purchases, sales and maturities of any short-term investments that do not meet the criteria specified in paragraph 230-10-45-9 of the FASB Accounting Standards Codification for net reporting.

Note 1 – Summary of Significant Accounting Policies

(L) Government Grants

3. We note that you recognize government grants when there is "reasonable assurance" that you will comply with the required conditions and the grant will be received. Please clarify how you define reasonable assurance. In addition, please clarify how your accounting policy is consistent with US GAAP, under which income is generally recognized only when it is "probable" that you will meet all of the required conditions and receive the grant.

4. Further to the above, we note from your disclosures throughout the filing, including in Part I, Item 1 of the Form 10-K that in connection with the U.S. Department of Energy Stimulus Grant, you may receive reimbursement for certain qualifying costs incurred on or after August 5, 2009. You state that as of March 31, 2010, you have approximately $1.6 million of contingently reimbursable engineering costs which you expect to receive in the first quarter of 2011 and that you will record a reduction of expense in the corresponding period. Please revise future filings to clarify how you determine when to record reimbursements relating to the stimulus grant or other similar grants when such reimbursements relate to previously recognized expenses. Provide us with a sample of your proposed disclosure.

Note 7 – Patents and Trademarks

5. We note that you are presenting your patents and trademarks on an aggregate basis. Given the disparity between their useful lives, please revise future filings to separately disclose the amount assigned to your patents and trademarks. Refer to paragraph 350-30-50-1 of the FASB Accounting Standards Codification.

Note 13 – Fair Value of Financial Instruments

6. We note from your disclosures in this footnote that the fair value of your deferred compensation arrangements is $42,702 and $21,715 at March 31, 2010 and 2009, respectively. Please explain to us how these amounts were determined. In addition, please reconcile these amounts to your disclosure in note 17 which indicates that your liability related to the employee agreements is $1,155,416 at March 31, 2010.

7.   Additionally we note the significance of your cash equivalents and short term investments. Please revise your future filings to provide the fair value disclosures required by paragraph 820-10-50-2 of the FASB Accounting Standards Codification.

Item 10. Directors, Executive Officers and Corporate Governance

8.   We note your footnote disclosure that appears on page 5. In future filings you should expand your disclosure to more specifically describe why each director or nominee's *particular* experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the company, in light of the company's business and structure, rather than solely identifying their qualifications. See Question 116.05 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

9.   We refer to your disclosure under "Board Leadership Structure" on page 5 of your definitive proxy statement. In future filings, please expand your disclosure to indicate why you have determined that your leadership structure is appropriate give your specific characteristics or circumstances. Refer to Regulation S-K Item 407(h).

Item 11. Executive Compensation

10. We note that you have not included any disclosure in your definitive proxy statement in response to Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process that you undertook to reach such conclusion.

11. We refer to your disclosure under "Variable Pay" on page 11 of your definitive proxy statement and note that you have not disclosed the objective goals that "relate to the attainment of revenue and earnings targets" that were required to be achieved by your named executive officers in order to receive their incentive-based cash and stock compensation. In future filings, please disclose the specific performance targets that are established in your business plan and required to be met by named executive officers. Refer to Regulation S-K Item 402(b)(2)(v). If you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, note that you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Item 15. Exhibits

12. Please tell us why you have not filed as an exhibit the supply agreement with CODA Automotive that you entered into in June 2009. We note in this regard your disclosure on page 5 that this ten year supply agreement could "result in annual revenue…well in excess of $50 million."

Exhibits 31.1 and 31.2

13. In future filings, please ensure that the certifications by your principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 match exactly the language set forth in Item 601(b)(31)(i) of Regulation S-K. We refer in this regard to the replacement of the word "report" with "annual report" in paragraphs 2, 3 and 4 of exhibits 31.1 and 31.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner, Staff Attorney at (202) 551-3463 or me at Jay Mumford, Reviewing Attorney, at (202) 551-3637 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief